SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

DISTANCE VOTING BALLOT

Annual General Shareholders´ Meeting (AGM) - GAFISA S.A. to be held on 04/30/2019

Shareholder’s name
Shareholder’s CNPJ or CPF
E-mail

Instructions on how to cast your vote

This Bulletin of Distance Voting (the Bulletin), referring to the annual general shareholders´ meeting of Gafisa SA (Company), to be held on first call on April 30, 2019, at. 10:00 a.m, must be filled in if the shareholder chooses to exercise his/her distance voting rights, pursuant to article 121, sole paragraph, of Law 6,404 / 1976 (Brazilian Corporation Law) and CVM Instruction 481/2009 (the ICVM 481).

To do so, it is imperative that the shareholder fill in the above fields with their full name (or corporate name, if legal entity) and registration number with the Ministry of Finance, either in the CNPJ or in the CPF. Filling in the email address is recommended, although it is not required.

In order for this Bulletin to be considered valid and the votes cast thereon be counted as part of the quorum of the general meeting, (i) all the fields below must be duly filled out; (ii) all of its pages must be initialed by the shareholder; and (iii) at the end, the shareholder (or its legal representative, as the case may be) shall sign it.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The shareholder who elects to exercise his/her distance voting right may (i) fill out this Bulletin and send it directly to the Company; or (ii) transmit voting instructions to qualified service providers (pursuant to Article 21-B, item II, of ICVM 481), subject to the following guidelines:

Exercise of voting by service providers

The shareholder who elects to exercise his/her distance voting right through service providers (pursuant to article 21-B, item II, of ICVM 481) must transmit his voting instructions to his respective custodians, observing its procedures, which shall, in turn, forward such voting instructions to the Central Depository of B3 SA - Brasil, Bolsa, Balcão (the B3). To this end, shareholders should contact their custodians and verify the procedures established by them for issuing voting instructions through a bulletin, as well as the documents and information required by them.

Submission of the newsletter by the shareholder directly to the company

The shareholder who elects to exercise his/her distance voting right, by sending this Bulletin directly to the Company, shall send the following documents to the Companys head office, at the address indicated below:

(i) Printed copy of this Bulletin, duly completed, initialed and signed; and

(ii) Authenticated copy of the following documents:

(a) For Brazilian Citizens: photo ID.

(b) For legal entities: (1) the last consolidated bylaws or articles of incorporation and the corporate documents proving the legal representation of the shareholder; and (2) identity document with photo of legal representative.

(c) For Investment Funds: (1) the latest consolidated regulation of the fund; (2) status or bylaws of its administrator or manager, as the case may be, subject to the voting policy of the fund and corporate documents proving the powers of representation; and (3) identity document with photo of legal representative.

This Bulletin, accompanied by the required documentation, shall be considered valid only if received by the Company, in full order, until April 23, 2019, also. Bulletins received by the Company after this date will be disregarded.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

This Bulletin and related documents must be sent to Avenida Nações Unidas, nº 8501, 19th floor, Pinheiros, São Paulo / SP, CEP 05425-070, to the attention of the Investor Relations Department.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Itaú Corretora de Valores S.A.

Address: Avenida Brigadeiro Faria Lima 3,500, 3rd floor, CEP 04538-132, city and State of São Paulo

Email: atendimentoescrituracao@itau-unibanco.com.br

Telephone: +55 11 3003-9285 (capitals and metropolitan areas) / 0800 7209285 (other locations)

Business Hours: Business Days from 9 a.m. to 6 p.m.

Resolutions concerning the Annual General Shareholders´Meeting (AGM)
Simple Resolution 1. to receive the management accounts, examine, discuss and vote the financial statements regarding the fiscal year ended on December 31, 2018. [ ] Approve [ ] Reject [ ] Abstain
Simple Resolution 2. to fix the global monthly compensation to be paid to Company’s administrators in fiscal year 2019 [ ] Approve [ ] Reject [ ] Abstain

City: ________________________________________________________________________

Date: _______________________________________________________________________

Signature: ___________________________________________________________________

Shareholder’s Name: ___________________________________________________________

Phone Number:_______________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 28, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer